

Investor Contact:
Reid Cox
Director of Business Development
& Investor Relations
(209) 926-3417
rcox@pacwest.com

Pac-West Telecomm Provides 2003 Financial Expectations and Advances Interconnection Arbitration with SBC Communications

- *Expected 2003 revenue – $120 to $140 million*
- *Expected 2003 adjusted EBITDA – $15 to $22 million*
- *Proposed ruling would provide regulatory certainty for next three years*

Stockton, CA – December 19, 2002 – Pac-West Telecomm, Inc. (Nasdaq: PACW), a provider of integrated communications services to service providers and business customers in the western U.S., today announced that it's arbitration regarding a new Interconnection Agreement (ICA) with SBC Communications is near completion. The California Public Utilities Commission is scheduled to consider the agreement for approval at its public meeting, which is tentatively scheduled for mid-January in 2003.

Wally Griffin, Pac-West's Chairman and CEO, said, "The draft agreement is within the range of our expectations and the rates we have been using in our business planning. It reaffirms our business model and the guiding principles set forth in the 1996 Telecom Act."

Ravi Brar, Pac-West's Chief Financial Officer, said, "Based on the potential outcome of the ICA arbitration, we are able to significantly narrow the range of our expected financial results for the fourth quarter of 2002, as well as our annual targets for 2003. We are on track to achieve our fourth quarter 2002 revenue target of $45 million, and adjusted EBITDA (earnings before interest, net, income taxes, depreciation and amortization, restructuring and impairment charges, gain on repurchase of bonds and income or loss on asset dispositions) target of $16 to $17 million. Fourth quarter 2002 results include the receipt of $15.8 million in claims and disputes from SBC

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Communications. In addition, fourth quarter 2002 results include the impact of a timing difference in the recognition of reciprocal compensation revenue, which reduced both revenue and adjusted EBITDA by $4 million for the quarter. 2003 revenue will be impacted by the anticipated lower reciprocal compensation rates in our proposed SBC agreement, and by Verizon's expected implementation of the FCC order on reciprocal compensation. While some of this impact will be offset by growth in other areas, we currently expect our 2003 revenue to be in the range of $120 to $140 million. The revenue reduction will largely flow directly to adjusted EBITDA; therefore, we currently expect our 2003 adjusted EBITDA to be in the range of $15 to $22 million. It will take time for revenue growth to offset the lower rates, however as we have previously reported, we have been expecting and preparing for this potential outcome in our business planning."

About Pac-West Telecomm, Inc.

Founded in 1980, Pac-West Telecomm, Inc. (Nasdaq: PACW) supplies Internet access services to Internet and other types of service providers, and integrated voice and data communications services to small and medium-sized businesses. The company estimates that its network carries over 20% of the Internet traffic in California. Pac-West currently has operations in California, Nevada, Washington, Arizona, and Oregon. For more information, please visit the company's web site at www.pacwest.com.

Forward-Looking Statements

The foregoing discussion contains forward-looking statements. The Company's future performance is subject to numerous risks and uncertainties that could cause actual results to deviate substantially from those discussed in these forward-looking statements. Factors that could impact the variability of future results include, but are not limited to: successful execution of the Company's expansion activities into new geographic markets on a timely and cost-effective basis; the pace at which new competitors enter the Company's existing and planned markets; competitive responses of the Incumbent Local Exchange Carriers; execution of interconnection agreements with Incumbent Local Exchange Carriers on terms satisfactory to the Company; maintenance of the Company's supply agreements for transmission facilities; continued acceptance of the Company's services by new and existing customers; the outcome of legal and regulatory proceedings regarding reciprocal compensation for Internet-related calls and certain of the Company's product offerings; the ability to attract and retain talented employees; and the Company's ability to successfully access markets, install switching electronics, and obtain the use of leased fiber transport facilities and any required governmental authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions, as well as regulatory, legislative and judicial developments that could cause actual results to differ materially from the future results indicated, expressed or implied, in such forward-looking statements. These and other factors are discussed in the Company's Prospectus dated November 3, 1999, and in its Annual Report as of December 31, 2001 on Form 10-K as filed with the SEC.

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